

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Mr. Brian L. Klemsz
Chief Executive Officer and President
WestMountain Asset Management, Inc.
123 North College Ave, Ste 200
Fort Collins, Colorado 80524

      **Re:    WestMountain Asset Management, Inc.**
              **Form 10-K for the year ended December 31, 2012**
              **Filed on March 25, 2013**
              **File No. 000-53030**

Dear Mr. Klemsz:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin Woody

              Kevin Woody
              Branch Chief